Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153362

SUPPLEMENT DATED NOVEMBER 21, 2008

(To Proxy Statement/Prospectus Dated October 24, 2008)

Lumera Corporation

19910 North Creek Pkwy Suite 100

Bothell, Washington 98011

(425) 415-6900

ANNUAL MEETING OF STOCKHOLDERS OF LUMERA CORPORATION

The following information supplements and should be read in conjunction with the proxy statement/prospectus dated October 24, 2008 concerning the proposed merger transaction involving Lumera Corporation and GigOptix LLC, which was mailed to you on or about October 28, 2008. This supplement includes information about recent developments affecting Lumera and GigOptix. Terms used but not defined in this supplement have the meanings given to those terms in the proxy statement/prospectus.

As set forth in the proxy statement/prospectus, Lumera stockholders will be asked to vote at the Lumera annual meeting for adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger, and related matters.

As set forth in the proxy statement/prospectus, the Lumera board of directors has determined that the merger agreement and the merger are fair to, advisable and in the best interests of Lumera and its stockholders, and has unanimously, with one recusal due to a conflict of interest, recommended that Lumera’s stockholders vote at the annual meeting “FOR” adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the proposed merger or the other transactions described in the proxy statement/prospectus, or determined if the proxy statement/prospectus, as supplemented by this supplement, is accurate or adequate. Any representation to the contrary is a criminal offense.

Some of the statements in this supplement and elsewhere in the proxy statement/prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Forward-Looking Statements” on page 37 of the proxy statement/prospectus.

This supplement is dated November 21, 2008 and is first being mailed to stockholders of Lumera on or about November 24, 2008.

Recent Developments—Nasdaq Staff Determination Letter and GigOptix, Inc. Listing

On November 18, 2008, Lumera received a letter from The Nasdaq Stock Market, notifying Lumera that because Lumera’s stockholders’ equity, as reported on Lumera’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, does not meet the $10 million minimum threshold for continued listing on the Nasdaq Global Market, trading in Lumera’s common stock will be suspended as of the opening of the market on November 28, 2008, unless Lumera has appealed its delisting by November 24, 2008. Lumera has appealed the delisting and requested that the Nasdaq Listing Qualifications Panel defer its determination until after the conclusion of the Lumera annual meeting on December 4, 2008. In the event the Lumera stockholders approve the Merger, following effectiveness of the Merger, Lumera’s shares will be delisted since there will no longer be public Lumera shareholders.

The Company has filed an application to list its common stock on the Nasdaq Global Market. In order to meet the minimum quantitative initial listing standards for the Nasdaq Global Market, the market value of the Company’s publicly held shares must be at least $18 million. In order to meet the minimum quantitative initial listing standards for the Nasdaq Capital Market, the market value of the Company’s publicly held shares must be at least $15 million. Shares held by the Company’s directors, executive officers and holders of more than 10% of the Company’s common stock cannot be included for purposes of calculating the market value of the Company’s publicly held shares. Therefore, the Company does not believe it will meet the initial listing standards for inclusion of the Company’s common stock on the Nasdaq Global Market or the Nasdaq Capital Market. The Company has taken the position with Nasdaq that it is most properly treated as the successor to Lumera for Nasdaq listing purposes and should therefore be required to meet the continued listing standards, not the initial listing standards. The continued listing standards for the Nasdaq Global Market include (i) a minimum bid price of $1 per share, (ii) stockholders’ equity of at least $10 million and (iii) market value of publicly traded shares of at least $5 million. If the Company is deemed a successor to Lumera, then it will meet the continuing listing requirements for the Nasdaq Global Market following the transaction. The Company cannot assure you that Nasdaq will agree with this position.

It is a condition to the closing of the Merger that the Company’s common stock be approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market. In the event that the Company is not successful in listing its shares on either Nasdaq market, Lumera and GigOptix intend to waive this closing condition. If the Merger closes and the Company’s stock is not listed on either Nasdaq market, then the Company intends to list its stock for quotation on the OTCBB, which is not a national securities exchange.

There may be consequences to the Company’s common stock not being listed on a national securities exchange. For instance, the liquidity of the Company’s common stock could be impaired by a decrease in the number of securities which could be bought and sold and by delays in the timing of transactions. In addition, the Company’s common stock could be less attractive to potential sources of financing and as a currency to pay for acquisitions by the Company, which could impair the Company plans to grow its business through selective acquisitions. These consequences could have a material adverse effect on the business and financial condition of the Company.

GigOptix, LLC Recent Developments

New Financing

On November 13, 2008, GigOptix LLC and Arjesan I Limited Partnership (“Arjesan”), a North American investor, entered into a Membership Unit Purchase Agreement pursuant to which Arjesan agreed to purchase 2,631,579 GigOptix LLC membership units for an aggregate purchase price of $1 million (the “Unit Purchase”). The closing of the Unit Purchase is conditioned on the approval of the merger by the Lumera stockholders. Upon the closing of the Unit Purchase, GigOptix LLC will issue a warrant to purchase 2,894,737 membership units at an exercise price of $0.67 per unit (the “Arjesan Warrant”). The Arjesan Warrant would expire on December 4, 2011. The Arjesan Warrant will be exercisable immediately upon issuance as to 1,578,947 membership units, and exercisable as to the remaining 1,315,790 membership units if the merger closes after January 31, 2009. GigOptix LLC intends to use the proceeds of the Unit Purchase for merger-related expenses and general corporate purposes.

If the merger is approved by Lumera’s stockholders and the merger closes, the GigOptix LLC membership units and Arjesan Warrant will be converted into common stock and common stock warrants of GigOptix, Inc. in accordance with the terms of the merger agreement. The Unit Purchase and the Arjesan Warrant will have no impact on the Lumera exchange ratio or the proportionate interest of Lumera stockholders in GigOptix, Inc. following the merger. However, the Unit Purchase and the Arjesan Warrant will dilute the interests of current GigOptix LLC membership unitholders in GigOptix, Inc. following the merger.

If the merger is completed prior to January 31, 2009, assuming full exercise of the Arjesan Warrant, Arjesan will beneficially own approximately 12% of the common stock of GigOptix, Inc. The following table sets forth information regarding the beneficial ownership of GigOptix, Inc. common stock expected to be outstanding immediately following the effective time of the merger by each of the following persons:

•	each individual identified in the proxy statement/prospectus to serve as a director of GigOptix, Inc. as of the effective time of the merger;

•	each individual identified in the proxy statement/prospectus to serve as an executive officer of GigOptix, Inc. as of the effective time of the merger;

•	all of such identified directors and executive officers of GigOptix, Inc. as a group; and

•	each person expected to own beneficially more than 5% of GigOptix, Inc.’s common stock.

The following information is based upon the assumptions that (1) the persons shown in the following table continue to own beneficially at the effective time the same number of shares of Lumera common stock or GigOptix LLC membership units, or securities convertible into or exercisable for Lumera common stock or GigOptix LLC membership units, as they beneficially owned as of November 20, 2008 and (2) the merger is completed on the basis of the Lumera exchange ratio and GigOptix exchange ratio, as described in the proxy statement/prospectus. For purposes of this table, the GigOptix exchange ratio is calculated as approximately 0.27, based on the number of shares of the Company’s common stock expected to be issued in the merger to holders of Lumera common stock (6,022,088, or 1 share for each 4 shares currently outstanding) and the number of GigOptix LLC membership units, warrants and options outstanding on November 20, 2008 (21,897,042).

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. For this reason, outstanding rights which do not enable a person to acquire voting or investment power as of or within 60 days of November 20, 2008 are not shown in the tables below. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the tables below that share beneficial ownership with respect to the securities shown is set forth following the table.

The following table assumes that 10,455,709 shares of Company common stock and no shares of the Company’s preferred stock will be outstanding immediately following the effective time of the merger.

Name of Beneficial Owner(†)	Amount and Nature of Beneficial Ownership	Percent of Class (%)(1)
DBSI, Inc. (2)	4,681,725	40.0
Arjesan I Limited Partnership (3)	1,421,509	12.7
Dr. Avi Katz (4)	160,417	1.5
Julie Tipton (5)	20,167	*
Andrea Betti-Berutto (6)	134,292	1.3
Peter Biere (7)	48,125	*
Raluca Dinu (8)	14,813	*
Stephen C. Johnson (9)	22,229	*
C. James Judson (10)	53,415	*
Neil J. Miotto	—	—
Douglas Swenson (11)	4,681,725	40.0
Kimberly D.C. Trapp (12)	29,698	*
Joseph Vallner (13)	32,500	*
All directors and executive officers as a group	5,197,381	42.5

*	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.
(2)	Includes 1,485,099 shares of the Company’s common stock and warrants to purchase 541,627 shares of the Company’s common stock held directly by iTerra and 1,945,225 shares of common stock and warrants to purchase 709,774 shares of the Company’s common stock held directly by Stellar, all of which may be deemed beneficially owned by DBSI. Stellar is majority owned by DBSI, and iTerra is majority owned by Stellar. The address for DBSI, iTerra and Stellar is c/o DBSI, 1550 S. Tech Lane, Meridian, Idaho 83642.
(3)	Includes 723,732 shares of the Company’s common stock held directly by Arjesan I Limited Partnership and 697,777 shares of the Company’s common stock issuable upon the exercise of a warrant held directly by Arjesan I Limited Partnership. The general partner of Arjesan I Limited Partnership is Lionica Corporation. Leo Lax, the President of Lionica Corporation, has voting and investment control of the Company’s common stock held by Arjesan I Limited Partnership. The address of Arjesan I Limited Partnership is 33 Hansen Ave, Kanata, Ontario Canada, K2K 2C8.
(4)	Includes 160,417 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(5)	Includes 20,167 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(6)	Includes 134,292 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(7)	Includes direct ownership of 1,250 shares and 46,875 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(8)	Includes 14,813 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(9)	Includes 22,229 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(10)	Includes 36,250 shares issuable within 60 days of November 20, 2008 upon exercise of options. Mr. Judson directly owns 10,915 shares, but he disclaims ownership of 8,415 shares owned by a family investment LLC controlled by his adult children, and over which he has no control.

(11)	All of such shares are held by iTerra and Stellar as reported in footnote 2 above. Mr. Swenson is the President of DBSI, the direct parent of Stellar, and therefore may be deemed to share voting and investment power over the shares owned by iTerra and Stellar, and therefore to beneficially own such shares. Mr. Swenson disclaims beneficial ownership of all such shares. The address for Mr. Swenson is c/o Stellar Technologies LLC, 1550 S. Tech Lane, Meridian, Idaho 83642.
(12)	Includes 29,698 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.
(13)	Includes 32,500 shares of common stock issuable within 60 days of November 20, 2008 upon exercise of options.

DBSI, Inc. Bankruptcy

On November 10, 2008, DBSI, Inc. (“DBSI”), the beneficial owner of approximately 70% of the GigOptix LLC membership units filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. GigOptix LLC and Lumera currently do not expect the DBSI bankruptcy filing to have a material adverse effect on either the merger or on the businesses of GigOptix LLC, Lumera or the combined company. Mr. Douglas Swenson, the founder and current President of DBSI, Inc., is expected to serve on the Board of Directors of GigOptix, Inc. following the merger. Mr. Swenson’s biography has been updated below to reflect this development.

Douglas L. Swenson founded DBSI, LLC, the parent of a group of real estate investment companies, in 1979 and currently serves as its President and as a member of its management board. DBSI and a number of its related companies filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Mr. Swenson also serves on the management board of Stellar Technologies LLC, the indirect owner of 95% of GigOptix membership units. Prior to founding DBSI, Mr. Swenson practiced as a Certified Public Accountant in Boise, Idaho with Touche Ross & Co. (now Deloitte & Touche), an international accounting firm. Before that, he practiced with Peat, Marwick, Mitchell and Co. in Houston, Texas. Mr. Swenson is a Certified Public Accountant (inactive), a real estate licensee (inactive), and a general securities principal in various states and with the National Association of Securities Dealers (inactive). He holds a Master of Accountancy degree from Brigham Young University.

How to Vote

If you own shares of Lumera common stock in your name, you are an “owner of record.” This means that you may use the proxy card included with the proxy statement/prospectus to tell the persons named as proxies how to vote your shares of Lumera common stock.

You have four voting options:

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card in the postage-paid envelope included with the proxy statement/prospectus.

Internet. You can vote over the Internet by accessing the website at www.voteproxy.com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card.

Telephone. You can vote by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card.

In Person. You may come to the Lumera annual meeting and cast your vote there. The Lumera board of directors recommends that you vote by proxy even if you plan to attend the annual meeting. In addition, if your shares are held in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in “street name,” you must obtain a proxy executed in your favor from the holder of record to be able to vote at the annual meeting.

If you hold shares in street name, please follow the voting instructions provided by that entity. If you do not instruct your bank, broker or other nominee how to vote your shares, those shares will not be voted at the annual meeting, and such bank, broker or other nominee will not be authorized to vote.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany the joint proxy statement/prospectus. If your Lumera shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these Lumera shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

The Internet and telephone proxy procedures available to owners of record are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 11:59 p.m., Eastern Time, on December 3, 2008. Directing the voting of your Lumera shares will not affect your right to vote in person if you decide to attend the annual meeting.

The named proxies will vote all shares at the Lumera annual meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card but do not market your card to tell the proxies how to vote your shares on the proposal, your proxy will be voted “FOR” the merger proposal and the related proposals.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by delivering to Lumera’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the annual meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the annual meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the annual meeting and voting in person, although attendance at the annual meeting alone will not, by itself, revoke a proxy.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the annual meeting, please contact Lumera’s proxy solicitor, Morrow & Co., LLC, toll-free at (800) 607-0088.

Request for Information

If you are a Lumera stockholder and have any questions about the merger or the annual meeting, or if you need additional copies of the proxy statement/prospectus, this supplement or the proxy card, you should contact Lumera’s proxy solicitor, Morrow & Co., LLC, at the following address or phone number:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(800) 607-0088